Commencement of Share Buy-Back Programme 23 March 2022 London – Unilever PLC announces the commencement of its programme to buy back shares with an aggregate market value equivalent of up to €3 billion. On 10 February 2022, Unilever PLC announced its fourth quarter and full year 2021 results and a share buyback programme of up to €3 billion to be conducted over the next two years. The first tranche of this buyback programme (the “Initial Programme”) will be for an aggregate market value equivalent to €750,000,000 which will be bought back in the form of Unilever PLC ordinary shares. Any further tranches of the buyback programme, which may be conducted after completion of the Initial Programme, will be announced in due course. The purpose of the Initial Programme is to reduce the capital of Unilever PLC and it will take place within the limitations of the authority granted to the Board of Unilever PLC by its general meeting, held on 5th May 2021, pursuant to which the maximum number of shares to be bought back by Unilever PLC is 262,811,000. After deducting the number of shares bought back by Unilever PLC under the first and second tranches of the previous buyback programme announced on 29 April 2021, the maximum number of shares to be bought back by Unilever PLC under the Initial Programme is 199,834,855. The Initial Programme will commence on 23 March 2022 and will end on or before 29 July 2022. Unilever PLC has entered into non-discretionary instructions with HSBC Bank plc to conduct the Initial Programme on its behalf and to make trading decisions under the Initial Programme independently of Unilever PLC. Unilever PLC Unilever House 100 Victoria Embankment London EC4Y 0DY United Kingdom Press-Office.London@Unilever.com Cautionary Statement This announcement may contain forward-looking statements, including ‘forward-looking statements’ within the meaning of the United States Private Securities Litigation Reform Act of 1995, including with relation to Unilever’s share buyback programme, its purpose and timetable. Words such as ‘will’, ‘aim’, ‘expects’, ‘anticipates’, ‘intends’, ‘looks’, ‘believes’, ‘vision’, or the negative of these terms and other similar expressions of future performance or results, and their negatives, are intended to identify such forward-looking statements. These forward-looking statements are based upon current expectations and assumptions regarding anticipated developments and other factors affecting the Unilever Group (the ‘Group’). They are not historical facts, nor are they guarantees of future performance or outcomes. Because these forward-looking statements involve risks and uncertainties, actual results may differ materially from those expressed or implied by these forward-looking statements. These forward-looking statements speak only as of the date of this announcement. Except as required by any applicable law or regulation, the Group expressly disclaims any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in the Group’s expectations with regard thereto or any change in events, conditions or circumstances on which any such statement is based. Further details of potential risks and uncertainties affecting the Group are described in the Group’s filings with the London Stock Exchange, Euronext Amsterdam and the US Securities and Exchange Commission, including in the Annual Report on Form 20-F 2021 and the Unilever Annual Report and Accounts 2021 available on our corporate website www.unilever.com.